

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
dgoldman@gabelli.com

December 9, 2025

Office of the Secretary
Bel Fuse Inc.
300 Executive Drive
Suite 300
West Orange, NJ 07052

Re: Shareholder Proposal

To Whom It May Concern:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Bel Fuse Inc. ("Bel Fuse" or the "Company") include the proposal in its proxy statement for the 2026 Annual Meeting of Shareholders. GAMCO's proposal urges stockholders to vote to request that the Board of Directors undertake the necessary steps to permit holders of the Company's Class A Common Stock to convert their shares into the Company's Class B Common Stock at their option.

Currently, GAMCO beneficially owns approximately 71,338 shares of Bel Fuse's Class A Common Shares. According to our information, this represents 3.37% of the outstanding Class A Common Shares. Attached as Exhibit A are Amendments 55 through 58 to GAMCO's Schedule 13D, dated November 14, 2024, through December 9, 2025. These filings substantiate that GAMCO has been the beneficial owner of at least $25,000 in market value of the voting securities of Bel Fuse since prior to December 8, 2024. As a Schedule 13D filer, GAMCO is required to promptly amend its filing to report any material changes in beneficial ownership, including decreases of 1% or more. The absence of such amendments reporting any decline below the Rule 14a-8 thresholds confirms GAMCO's continuous ownership throughout the relevant period. All Schedule 13D filings are readily available in the EDGAR database on the website of the Securities and Exchange Commission, www.sec.gov.

This submission therefore satisfies the eligibility requirements of Rule 14a-8(b)(1), as GAMCO has continuously held the requisite market value of the Company's voting securities for at least one year as of the date of submission.

In addition, I have enclosed a certification on behalf of GAMCO confirming that GAMCO has been a beneficial owner of at least $25,000 in market value of the Class A Common Shares of Bel Fuse from December 8, 2024 to the present, and that GAMCO intends to



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
dgoldman@gabelli.com

continue to hold beneficial ownership of such voting securities through the date on which Bel Fuse holds its 2026 annual meeting.

GAMCO is able to meet with the Company in person or via teleconference no less than 10 caleneder days, nor more than 30 calendar days, after submission of this stockholder proposal, consistent with Rule 14a-8(h).

The Company can contact me Monday through Friday, from 9:00 a.m. until 5:00 p.m. EST, by phone at (914) 921-7793 or by e-mail at dgoldman@gabelli.com (with copy to gmaldonado@gabelli.com) to discuss this shareholder proposal.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7793.

Sincerely,

/s/ David Goldman

David Goldman
General Counsel

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: That the shareholders of Bel Fuse Inc. (the "Company" or "Bel Fuse") request that the Board of Directors (the "Board") take all necessary steps, including proposing any amendments to the Company's Bylaws and/or Certificate of Incorporation as needed and subject to any required shareholder approvals, to permit holders of Class A Common Stock to convert their shares into Class B Common Stock at their option (on a share-for-share basis). The Board may implement reasonable safeguards (e.g., caps, timing windows, or pro-rata mechanics) to ensure compliance with existing charter provisions and to avoid any unintended consequences to the Company's capital structure.

SUPPORTING STATEMENT

Bel Fuse currently maintains a dual-class structure in which:

- **Class A Common Stock** carries **one vote per share** but trades at a persistent and material discount to Class B shares.
- **Class B Common Stock** generally carries **no voting rights**, but holders are entitled to dividends at least **5% higher** than those paid on Class A shares.

As of **December 8, 2025**, Class A shares traded at an approximately **$22 discount** per share relative to Class B shares. This disparity reflects a continuing inefficiency in the Company's capital structure.

Allowing holders of Class A shares to voluntarily convert into Class B shares would:

- **Reduce or eliminate the trading discount** of Class A shares, unlocking immediate value for Class A holders.
- **Align economic rights more effectively** by letting investors choose between voting power and enhanced dividends.
- **Promote equitable treatment** of all shareholders, as both classes represent the same underlying economic interest.
- **Enhance market efficiency** and liquidity, consistent with practices at other companies that have adopted optional conversion rights.

Importantly, this proposal does not eliminate Class A voting rights; it simply provides shareholders with the choice to convert if they wish. This proposal affords the Board flexibility to design a conversion right that, among other things, does not risk the number of outstanding shares of Class A falling below 10% of the outstanding common shares and respects existing charter protections applicable to the classes.

We believe this optional conversion right represents a low-cost, governance-neutral reform that addresses a clear and ongoing market inefficiency.

WE URGE ALL SHAREHOLDERS TO VOTE <u>FOR</u> THIS PROPOSAL

AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK   )
)   ss.:
COUNTY OF WESTCHESTER   )

        David Goldman, being duly sworn, deposes and says:

1.   I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Bel Fuse Inc. ("Bel Fuse") for Bel Fuse's 2026 Annual Meeting of Shareholders.

2.   GAMCO has been beneficial owner of at least $25,000 in market value of the outstanding voting securities of Bel Fuse throughout the period since December 8, 2024. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Bel Fuse's 2026 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

/s/ David Goldman
_____
       David Goldman

Sworn to before me this
9th day of December 2025

 /s/ George Maldonado
_____
       Notary Public

Amendment numbers 55, 56, 57 and 58 to Schedule 13D, dated November 14, 2024 through December 9, 2025, respectively (complete filings available on EDGAR).